SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
May 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F <u>X</u> Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No <u>X</u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

Prudential PLC 24 May 2002

Doc Re Final Dividend for the year ended 2001; Offer of Extra Shares instead of cash to be paid on 29 May 2002

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at::

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel. no. +44 (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 24 May 2002

By: John Price

Title: Deputy Group Secretary